State or
                                    Jurisdiction of    Percent
Name of Subsidiary                  Incorporation      Owned

R.J.Simpson Manufacturing Company   Ontario, Canada    100%
   (Canada) Ltd.

Simpson Industries, S.A. de C.V.    Federal District    99%
                                    of Mexico

Dampers SAS                         Lyon, France        100%

Simpson International (U.K.) Ltd.   Halifax, England    100%